Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

This filing contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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The following slides were used or will be used in connection with meetings with employees of WellPoint Health Networks Inc. commencing on January 6, 2004.

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2

Associate Presentation

Leonard D. Schaeffer
Chairman & Chief Executive Officer

January 2004

1 1/9/2004 1:28 AM
Company Confidential - Do Not Copy

WELLPOINT

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Agenda

2 1/9/2004 1:28 AM
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WELLPOINT

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This Merger is an Historic Event

3 1/9/2004 1:28 AM
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WELLPOINT.

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The Merger

Facts about the Combined Company

4 1/9/2004 1:28 AM
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WELLPOINT

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The Merger

The Transaction

5 1/9/2004 1:28 AM
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WELLPOINT.

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The Merger

What We Know About the Combined Company Organization

6 1/9/2004 1:28 AM
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WELLPOINT.

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The Merger

Regional Operating Model

7 1/9/2004 1:28 AM
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WELLPOINT

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The Merger

Integration Teams

8 1/9/2004 1:28 AM
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WELLPOINT

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The Merger

Geographic Concentration

ME
NH
MA
CT
WI
NV
CO
CA
IL
IN
OH
MO
KY
VA
GA
TX
Anthem
WellPoint
UNICARE and HealthLink >100K members

9 1/9/2004 1:28 AM
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WELLPOINT

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Agenda

10 1/9/2004 1:28 AM
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WELLPOINT

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Merger Benefits

Growth Opportunities

12 1/9/2004 1:28 AM
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WELLPOINT

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Merger Benefits

Utilize IT Investment

14 1/9/2004 1:28 AM
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WELLPOINT

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Merger Benefits

Utilize IT Investment

15 1/9/2004 1:28 AM
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WELLPOINT

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Merger Benefits

16 1/9/2004 1:28 AM
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WELLPOINT

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Agenda

17 1/9/2004 1:28 AM
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WELLPOINT.

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Agenda

20 1/9/2004 1:28 AM
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WELLPOINT

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Agenda

23 1/9/2004 1:28 AM
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WELLPOINT

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Merger Integration Process

24 1/9/2004 1:28 AM
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WELLPOINT

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Integration Process

Tom Geiser November 11th Memo to Officers

25 1/9/2004 1:28 AM
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WELLPOINT

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Integration Process

Tom Geiser November 11th Memo to Officers

26 1/9/2004 1:28 AM
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WELLPOINT

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Agenda

28 1/9/2004 1:28 AM
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WELLPOINT

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Staying Focused

We Must Achieve Our 2004 Plan

29 1/9/2004 1:28 AM
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WELLPOINT

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Associate Presentation

Leonard D. Schaeffer

Chairman & Chief Executive Officer

January 2004

[LOGO]

Agenda

•    The Merger

•    Merger Benefits

•    What to Expect

•    Approval Process

•    Integration

•    Staying Focused

This Merger is an Historic Event

•    The American health care system faces significant challenges:

•      Advancing medical technology

•      Baby boomer generation

•      Expanding consumer expectations

•    This merger positions WellPoint to take the lead in addressing these challenges

The Merger

Facts about the Combined Company

As of 9/30/03	Anthem	WellPoint	Combined

Medical Members	12 million	14 million	26 million

Associates	20,000	20,000	40,000

The Transaction

•    Will create the leading health benefits company in the country

•    WellPoint’s shareholders will receive $23.80 in cash and one share of Anthem common stock per WellPoint share

What We Know About the Combined Company Organization

•    The new company will be named WellPoint, Inc.

•    Leonard Schaeffer will be the Chairman of the Board

•    Larry Glasscock will be the CEO

•    David Colby will be EVP and CFO

Regional Operating Model

•    Local decision-making and management

•    13 Blue plans

•    Presidents and leadership of WellPoint’s Blue Plans continue in roles

•    Current brand names, including UNICARE and HealthLink, will continue

•    Corporate headquarters in Indianapolis, Indiana

Integration Teams

•    Integration will be co-chaired by:

•      Alice Rosenblatt, WellPoint EVP of Integration Planning/Implementation and Chief Actuary

•      Michael Smith, Anthem EVP and CFO

•    Integration planning has started

Geographic Concentration

[GRAPHIC]

Agenda

•    The Merger

•    Merger Benefits

•    What to Expect

•    Approval Process

•    Integration

•    Staying Focused

Merger Benefits

•    WLP management and culture are of substantial value to this merger

•    Combination of two outstanding management teams with similar cultures and organizational structures

•    The combined company will retain the local management model that has proven so successful for both companies

•    WLP and ATH both have successful track records in integration

Growth Opportunities

•    Export WLP ISG products to ATH markets

•      “Young invincibles”

•      Early retirees

•      Other uninsured

•    Utilize ATH experience with national accounts

•    Provide higher service levels with enhanced e-commerce capabilities

•    Increase penetration of PBM services

•      Increased size enhances value proposition

•      WLP PBM experienced with carve-out and external sales

•    Cross-sell other specialty product sales to existing members

•      Dental, Life, Disability, Behavioral Health, Vision

•    Utilize best practices in medical management and contracting to better manage medical cost trends

Utilize IT Investment

Use WellPoint’s information and internet technology to drive advances in:

•    Product Choice

•    Reducing Administrative Costs

•    Better Customer Service

•    Synthesizing & Applying Information

•    No “big bang” systems conversion after the merger close

•    The WellPoint IT model uses middleware applications to link existing claims systems to customer applications

Merger Benefits

•    Spreads administrative costs over a combined membership base

•    Our recent acquisition of HealthCore provides a sophisticated set of analytical tools which we will apply to proprietary data for 26 million members

Agenda

•    The Merger

•    Merger Benefits

•    What to Expect

•    Approval Process

•    Integration

•    Staying Focused

What to Expect

As Chairman, Leonard Schaeffer will continue to be extremely active in:

•    Overseeing the company’s strategic direction

•    Leading the Board’s monitoring of the company’s performance

•    Assuring we have the best talent available

•    Expanding the company’s impact on health care policy

•    We expect minimal organizational changes for most WLP business units

•    The corporate headquarters will be in Indianapolis, but corporate functions may be located in multiples sites

•    There will be no redundant corporate functions in the merged company and a fair and equitable process will be used

•    We will communicate what we can, as soon as we can

•    We must stay focused on our customers and profitable membership growth

Agenda

•    The Merger

•    Merger Benefits

•    What to Expect

•    Approval Process

•    Integration

•    Staying Focused

Regulatory Approval Process

•    Shareholder Approvals

•        The SEC doesn’t plan to review the Joint Proxy Statement/Prospectus filed on November 26, 2003

•        Timing of shareholder meetings will be coordinated with other regulatory approvals

•    DOI, DMHC and Other State Approvals

•        WLP/ATH executives have met with regulators in CA, GA, MO, WI, DE and IN

•        State-specific processes are being determined

•        Form A filings were made beginning in December

•    Anti-trust Approval

•      Merger review assigned to the Justice Department

•      Conversations begun and information requests addressed prior to filing HSR notice

•      HSR notice likely to be filed in January

•    Blue Cross Blue Shield Association Approval

•      PPFSC Committee Approval on December 17, 2003

•      BCBSA Board Meeting on March 18, 2004

Agenda

•    The Merger

•    Merger Benefits

•    What to Expect

•    Approval Process

•    Integration

•    Staying Focused

Merger Integration Process

•    Closing expected in mid-2004

•    Integration planning process started

•    WLP/ATH Interaction:  All associates must adhere to principles in T. Geiser November 11th memo to officers

Integration Process

Tom Geiser November 11th Memo to Officers

•    WellPoint and Anthem must remain separate companies and continue to conduct separate business operations until closing

•    Permitted activities

•      General discussions among integration teams regarding planning

•      Ordinary course contact at trade association meetings

•      Ordinary contact regarding BCBSA activities

•    Inappropriate activities

•      Commencing actual integration of any separate corporate functions

•      Sharing competitive information

•      Making joint proposals to customers

•      Negotiating joint agreements with vendors or hospitals

•    Interim operating covenants

•      Specific actions not taken without permission of other company

•      Questions:  Call Tom Geiser or Robert Kelly

Role of WellPoint Management

•    Adhere to the WLP Way

•      Take action to achieve results

•      Be involved with customers whenever needed

•      Involve your entire team in the sales and retention process

•    Forecast accurately

•    Manage resources appropriately

•    Share and implement best practices across the company

•    Maintain associate morale and customer focus throughout merger integration process

Agenda

•    The Merger

•    Merger Benefits

•    What to Expect

•    Approval Process

•    Integration

•    Staying Focused

Staying Focused

We Must Achieve Our 2004 Plan

Profitable membership growth depends on your focus, leadership and commitment